

FREE THE EAGLE
STAKEHOLDER TOOLKIT

Information for Shareholders, Dealers & Riders

WHAT'S INSIDE?

1. How Shareholders Can Vote
2. How Dealers & Riders Can Learn More
3. Campaign Fact Sheet
4. Frequently Asked Questions

Learn how H Partners plans to restore Harley-Davidson to greatness

WWW.FREETHEEAGLE.COM




HOW TO VOTE AS A SHAREHOLDER

Harley-Davidson has many small shareholders, and you can help make a difference by voting.

Vote to Renew Harley-Davidson – Your Voice Matters

Important Voting Information for H-D Shareholders:

1   **Wait until you receive H Partners' <u>BLUE</u> proxy card or <u>BLUE</u> voting instruction form to vote to <u>WITHHOLD</u> on Jochen Zeitz, Thomas Linebarger and Sara Levinson.** The **<u>BLUE</u>** proxy card and/or **<u>BLUE</u>** voting instruction form may not arrive until early May, but you will have the ability to vote quickly by Internet or Telephone.

2   **Do NOT allow the Company's proxy solicitor to take your vote over the telephone.**

3   **If you already voted FOR the incumbent nominees on the WHITE proxy card, don't worry!** You can change your vote at any time until the Annual Meeting is concluded on May 14.

4   Once H Partners' definitive proxy statement is available, this page and FreetheEagle.com will be updated with additional information about how to **vote on the <u>BLUE</u> proxy card in accordance with H Partners' recommendations**.

5   If you have any questions, **please contact Saratoga Proxy Consulting LLC at 212-257-1311 or info@saratogaproxy.com**.

<u>**Based on our record of running successful withhold-style contests at companies, H Partners is confident that it is taking a practical path to driving positive change at Harley-Davidson.**</u>





HOW DEALERS & RIDERS CAN LEARN MORE

Whether you are a shareholder, dealer or rider – your voice matters and we want to hear what you think.

1 **Submit an anonymous comment <u>here</u> to share your views on the company with us** – we want to hear from as many dealers and riders as possible!

2 **See page 4 of this toolkit for an additional fact sheet with information about our campaign and page 6 for responses to frequently asked questions.**

3 **Sign up on our website to receive future campaign updates and materials.** Click <u>here</u> to subscribe to our email updates by providing your information in the Stay Updated section.




FREE THE EAGLE – CAMPAIGN FACT SHEET

THE CURRENT SITUATION – WHAT HAS HAPPENED AT HARLEY-DAVIDSON

- **Major Execution Issues Under Current Leadership**: Over the last year, it has become increasingly apparent to H Partners that meaningful change is necessary at both the Board and CEO levels at H-D, including due to:
  - ➤ Major execution issues at H-D, overseen by an absentee CEO
  - ➤ A CEO and Presiding Director who have not been fully transparent with the rest of the Board
  - ➤ Certain long-tenured Board members who have been unwilling to hold the CEO accountable for severe value destruction and the cultural depletion of this iconic American company

- **Shareholder Value Destruction**: H-D's long-tenured directors – Jochen Zeitz, Thomas Linebarger and Sara Levinson – have an alarming record of shareholder value destruction. Following 18, 17 and 29 years on the Board, change is overdue.

- **Poor Performance**: The underperformance of H-D under Mr. Zeitz is undebatable. Since Mr. Zeitz was appointed Chairman and CEO on February 28, 2020, there has been an approximately $1.8 billion decline in Harley-Davidson's market value.[1]

- **Low Dealer Sentiment**: H Partners is not the only stakeholder who has observed these issues: dealer sentiment is near a decade-long low.[2]

- **Failed Hardwire Strategy**: H-D appears to have failed to achieve nearly every objective outlined in its long-term Hardwire Strategic Plan, including its promise of driving profitable growth and shareholder value.

- **Inability to Course-Correct**: H Partners believes H-D's poor performance is also due to an inability to course-correct, in part because the CEO and Presiding Director have seemingly prevented the appropriate flow of information to the Board, and the Board has been unwilling to hold the CEO accountable for his failures.

Further information regarding the above is available in our preliminary proxy statement, which can be found **here**.

[1]Capital IQ. As of April 7, 2025, unaffected date.
[2]Baird Research report, Harley-Davidson dealer survey results, dated April 8, 2025.




FREE THE EAGLE – CAMPAIGN FACT SHEET (CONT.)

THE SOLUTION – HOW TO RETURN HARLEY-DAVIDSON TO GREATNESS

H Partners, one of the largest shareholders of Harley-Davidson, has taken the following three steps in order to put the Company back on the path to success:

1. **H Partners has filed a preliminary proxy statement with the SEC to solicit fellow shareholders to vote <u>WITHHOLD</u> on the election of Mr. Zeitz (CEO, Chairman, and a Board member for 18 years), Mr. Linebarger (Presiding Director and Board member for 17 years) and Ms. Levinson (Board member for 29 years).**

    •   In H Partners' view, these seemingly out-of-touch directors must be removed from the boardroom so that H-D can once again advance the interests of all of the Company's stakeholders.

2. **H Partners is calling on the Board to immediately remove Mr. Zeitz as CEO and install an internal senior leader as interim CEO on a short-term basis until an external, permanent CEO is selected.**

    •   H Partners believes it defies logic for Mr. Zeitz, an outgoing CEO with a poor track record at H-D, to make any key decisions that impact the Company's future.

3. **H Partners is calling on shareholders to send a clear message to the Board that <u>the status quo is unacceptable</u>, and that a new, external CEO should be appointed to renew Harley-Davidson.**

    •   H Partners believes it is imperative to find a leader who will repair the relationship with dealers, engage with riders, respect and strengthen the brand, improve the corporate culture, restore the physical presence of the Company at its historic Milwaukee headquarters, and return H-D to greatness.




FREQUENTLY ASKED QUESTIONS

1. **What is happening at Harley-Davidson?**

   - Harley-Davidson (H-D) is holding its Annual Meeting of Shareholders on May 14, 2025, during which shareholders of the company vote on various matters, including electing directors to the Company's Board.

   - This year, incumbent H-D leadership is being challenged by H Partners, a large, long-time shareholder, who is seeking to end the status quo of value destruction, poor dealer relations, failed strategy execution and lack of accountability at the Company.

   - To that end, H Partners is running a public campaign encouraging fellow H-D shareholders to vote <u>WITHHOLD</u> on three long-tenured directors: CEO and Chairman Jochen Zeitz, Presiding Director Thomas Linebarger and 29-year director Sara Levinson.

2. **Who is H Partners and why do they care?**

   - H Partners is an investment firm that has been one of the largest shareholders of Harley-Davidson for almost five years.

   - Since 2022 until recently, H Partners had representation on the H-D Board through one of the firm's principals, Jared Dourdeville.

   - H Partners' interests are fully aligned with the interests of all HOG shareholders, and it believes there is significant value to be realized at HOG.

3. **Why isn't Mr. Dourdeville trying to facilitate change from inside the boardroom?**

   - As only one voice on a Board that included eight or nine members during his tenure, Mr. Dourdeville's ability to influence the H-D Board was limited – an issue that was further exacerbated by the outsized influence that Mr. Linebarger and Mr. Zeitz exhibited over practically all Board topics or matters.

   - This is why, after careful consideration and numerous attempts to address concerns through private dialogue, Mr. Dourdeville recently resigned his directorship.

4. **What is the "Free the Eagle" campaign trying to achieve?**

   - H Partners is seeking to put Harley-Davidson back on the path to greatness. To do so, it has launched this campaign to ask fellow shareholders to vote <u>WITHHOLD</u> on the election of CEO and Chairman Jochen Zeitz, Presiding Director Thomas Linebarger and 29-year director Sara Levinson at the Company's Annual Meeting.

   - H Partners believes that together shareholders can send a strong message to the Board that they do not approve of the Company's current trajectory or leadership's stewardship and oversight of the Company.




FREQUENTLY ASKED QUESTIONS (CONT.)

5.   How many withhold votes are needed to have an impact?

- H-D's bylaws require directors who fail to receive more than 50% of votes cast in favor of their election to tender their resignations for consideration by the Board. We believe the failure of the Board to promptly accept any such tendered resignations that may result from the Annual Meeting would be an egregious violation of proper corporate governance, and in direct opposition to a clear shareholder directive.

6.   Who can vote at the upcoming Annual Meeting?

- If you held H-D shares as of the close of business on March 6, 2025, you will have the opportunity to vote at the upcoming Annual Meeting.

7.   If I buy shares now, can I vote at the Annual Meeting?

- Only shareholders of record as of March 6, 2025 will have the opportunity to vote at the upcoming Annual Meeting.

8.   Why does H Partners believe shareholders should care about this campaign?

- If you're a shareholder, your investment is at risk.

- Since Mr. Zeitz was appointed Chairman and CEO on February 28, 2020, H-D has underperformed the S&P 500 and the S&P 400 Consumer Discretionary Index by 104% and 81%, respectively.[1]

- This degree of underperformance under Mr. Zeitz corresponds to an approximately $1.8 billion decline in H-D's market value.[2]

- Despite this significant underperformance, we believe H-D has been unable to course-correct, in part because CEO Zeitz and Presiding Director Linebarger have seemingly prevented the appropriate flow of information to the Board, and because the Board has been unwilling to hold the CEO accountable for his failures.

[1]Bloomberg. Performance measured through April 7, 2025, the last trading day before the Company confirmed that it is engaged in an ongoing CEO search process (the "unaffected date").
[2]Capital IQ. As of April 7, 2025, unaffected date.




FREQUENTLY ASKED QUESTIONS (CONT.)

9. Why does H Partners believe dealers should care about this campaign?

- Dealers have suffered a significant decline in profitability, with dozens of dealers being forced to close their doors after decades in business. Dealer sentiment is near a decade-long low.
- H Partners believes H-D is an iconic American manufacturer that deserves leadership that will allow it to achieve its full potential and deliver substantial value for all of its many stakeholders.

10. Why does H Partners believe riders should care about this campaign?

- Like shareholders, H-D riders have also suffered from a decline in the collateral value of their motorcycles based on H Partners' research, which negatively impacts their ability to trade in their existing bike for a new one.

11. Why is this happening now?

- Each year, a company's Annual Meeting is the main way that shareholders interact with a public company. H-D's Annual Meeting is currently scheduled to be held on May 14, 2025.

- At the Annual Meeting, shareholders can vote on 1) who should be on the board, and 2) other proposals like approving how much the CEO is paid. The board is crucial because it hires, fires and oversees the CEO and because it answers to shareholders.

- Sometimes, if there is a dispute between a company and a shareholder, the shareholder will launch a "proxy campaign" to drive change on the board, either by nominating new directors or launching a "withhold" campaign to remove certain board members as H Partners is doing at H-D.

- In a "withhold" campaign, if a majority of shareholders vote to "withhold" on a certain board member, that board member traditionally has to submit his or her resignation to the board.

- H Partners believes this campaign will be a referendum on Harley-Davidson.

12. What is a proxy campaign?

- A "proxy campaign" is named for the proxy card that shareholders use to vote if they cannot attend the company's Annual Meeting in person.

13. What is a proxy card?

- A proxy card is a voting ballot for a public company that is provided to all shareholders of record in advance of the company's Annual Meeting. It allows shareholders to vote on various items including board members.

Further information regarding the above is available in H Partners' preliminary proxy statement, which can be found here.